UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Flora Growth Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

339764102
(CUSIP Number)

Clifford Starke
Pia Porras 75 San Francisco
Panama City, Panama

With a copy to:

Richard Raymer
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1 Canada
(416) 367-7370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339764102
1	NAMES OF REPORTING PERSONS Clifford Starke (the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 813,741
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 813,741
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9133%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The percentages used herein are calculated based upon 8,208,595 outstanding shares of the Issuer as of November 3, 2023.

CUSIP No. 339764102

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 6, 2023 (the “Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of Flora Growth Corp., a Delaware Corporation (the “Issuer”), as amended on April 21, 2023. Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D, as amended. The Reporting Person hereby amends and supplements the Schedule 13D as follows.

Item 3.  Source and Amount of Funds or Other Consideration

Issuer grants – see description in Item 4 below.

Item 4. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
On June 7, 2023, the Issuer effected a 20:1 reverse stock split (the “Reverse Stock Split”) to the outstanding shares of Common Stock of the Issuer.
On November 15, 2023, the Issuer granted 327,851 Restricted Stock Awards (“RSA”) to the Reporting Person pursuant to its 2022 Incentive Compensation Plan.  The RSAs fully vest on November 15, 2023.
The existence of an informal group reflected in the Schedule 13D amendment filed with the Securities and Exchange Commission on April 21, 2023, has been terminated.
Following the Reverse Stock Split and RSA grant, the Reporting Person held the following securities of the Issuer:
Direct Ownership:  473,995 shares of Common Stock
Shares held indirectly through BTF Investments, Inc., a company owned and controlled by the Reporting Person:  33,579 shares of Common Stock
Shares held indirectly through Hampstead Private Capital Limited, a company owned and controlled by the Reporting Person:  300,347 shares of Common Stock
Shares held indirectly through YT Research, Inc., a company owned and controlled by the Reporting Person:  5,820 shares of Common Stock
Item 5. Interests in Securities of the Issuer:
As of November 15, 2023, the Reporting Person holds the following shares of Common Stock:
(a)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or to direct the vote: 813,741
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 813,741
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 813,741
(vi)	Percent of class represented in Item (v) above: 9.9133%
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Flora Growth Corp. 2022 Incentive Compensation Plan
Item 7.  Materials to be Filed as Exhibits
99.1  Flora Growth Corp. 2022 Incentive Compensation Plan (incorporated by reference to Exhibit 4.4 of the Issuer’s Form S-8 filed with the Securities and Exchange Commission on July 29, 2022)
99.2  Power of Attorney
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 15, 2023

 /s/ Dany Vaiman as attorney-in-fact for Clifford Starke
Clifford Starke

EXHIBIT 99.1  POWER OF ATTORNEY

Power of Attorney

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Dany Vaiman its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for her and in her name, place and stead, in any and all capacities (until revoked in writing) to:
1.
 Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned with respect to the securities of Flora Growth Corp., a corporation organized under the laws of the Province of Ontario (the “Company”) pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder (including, without limitation, any Joint Filing Agreement with respect thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the Financial Industry Regulatory Authority;

2.	prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;

3.
seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in securities of the Company, from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and

4.	perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:
1.
this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;

2.
any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

3.
the attorneys-in-fact do not assume (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

4.
this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.

The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.  This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivery to such attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of November, 2023.

/s/ Clifford Starke
                                                                         Clifford Starke